UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 18, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       KPN improves terms EUR 1.5 billion credit facility, dated August 18, 2004.

Press release

Date
August 18, 2004
Number
039pe
KPN improves terms EUR 1.5 billion credit facility

On August 17th, 2004, KPN signed a new EUR 1.5 billion credit facility, maturing in August 2009, which replaces the existing facility.

CFO Maarten Henderson:

“We are pleased that we have been able to renegotiate the existing facility with our core relationship banks and also, that we have strengthened the existing group with three new banks.  We are particularly pleased that the previous restrictive financial covenants are all removed, credit to our solid financial position.”

The most important improvements are:

•                  Extension of the maturity date from April 2006 to August 2009

•                  Improved interest margin and commitment fee

•                  Removal of financial covenants

This facility replaces the existing EUR 1.5 billion credit facility, which was signed in April 2003.  The credit facility can be used for general corporate purposes, working capital or refinancing of indebtedness of KPN and/or subsidiaries and includes a swingline facility. KPN reiterates that it currently, as in the past, has no intention to draw upon this facility.

KPN is currently rated A- with a stable outlook by Standard & Poors and Baa1 with a stable outlook by Moody’s. With this rating, the applicable margin will be 0.275% compared to 0.70% under the existing credit facility.

The Mandated Lead Arrangers on the transaction are ABN AMRO Bank N.V., Banc of America, BNP Paribas, Citigroup (Bookrunner), Credit Suisse First Boston, Deutsche Bank AG, Fortis Bank (Nederland) N.V., HVB Group, ING Bank N.V. (Bookrunner), J.P. Morgan (Bookrunner), Rabobank and The Royal Bank of Scotland.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 20, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel